SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1) (1)

                        HEALTH SYSTEMS DESIGN CORPORATION
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    421964107
                                 (CUSIP Number)



                              Helen R. Franco, Esq.
                              Edwards & Angell, LLP
                          250 Royal Palm Way, Suite 300
                            Palm Beach, Florida 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communic ations)

                                 August 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]
             Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------
Cusip No. 421964107                                      Schedule 13D
---------------------------------------

--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

          AristaData, Inc.


--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a)  [x]
                                                                  (b)  [_]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          SEC USE ONLY
3
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) OR 2(e)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          New York
--------- ---------------------------------------------------------------------
-------------------------------- ------ ---------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF                                              0

            SHARES
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED VOTING POWER
         BENEFICIALLY            8
                                                                  0
         OWNED BY EACH
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SOLE DISPOSITIVE POWER
           REPORTING             9
                                                                  0
            PERSON
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED DISPOSITIVE POWER
             WITH                10
                                                                  0
-------------------------------- ------ ---------------------------------------
--------- ---------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          0
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12
          CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.00%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------- ---------------------------------------------------------------------

---------------------------------------
Cusip No. 421964107                                      Schedule 13D
---------------------------------------

--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

          David R. Caplan

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a)  [x]
                                                                  (b)  [_]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          SEC USE ONLY
3
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS*
          PF

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) OR 2(e)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          U.S.A.
--------- ---------------------------------------------------------------------
-------------------------------- ------ ---------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF                                               0

            SHARES
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED VOTING POWER
         BENEFICIALLY            8
                                                                   0
         OWNED BY EACH
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SOLE DISPOSITIVE POWER
           REPORTING             9
                                                                   0
            PERSON
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED DISPOSITIVE POWER
             WITH                10
                                                                   334,000
-------------------------------- ------ ---------------------------------------
--------- ---------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          334,000
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12
          CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.94%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------- ---------------------------------------------------------------------

---------------------------------------
Cusip No. 421964107                                      Schedule 13D
---------------------------------------

--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

          Maria B. Caplan

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a)
                                                                  (b)

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          SEC USE ONLY
3
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS*
          PF

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) OR 2(e)
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6
          U.S.A.
--------- ---------------------------------------------------------------------
-------------------------------- ------ ---------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF                                               334,000

            SHARES
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED VOTING POWER
         BENEFICIALLY            8
                                                                   0
         OWNED BY EACH
                                 ------ ----------------------------------------
                                 ------ ----------------------------------------
                                        SOLE DISPOSITIVE POWER
           REPORTING             9
                                                                   0
            PERSON
                                 ------ ---------------------------------------
                                 ------ ---------------------------------------
                                        SHARED DISPOSITIVE POWER
             WITH                10
                                                                   334,000
-------------------------------- ------ ---------------------------------------
--------- ---------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          334,000
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12
          CERTAIN SHARES*
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.94%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2000 (the "Original 13D") on behalf of AristaData, Inc., David R. Caplan and Maria B. Caplan (individually, a "Reporting Person," and collectively, the "Reporting Persons"). Capitalized terms used in this Amendment No. 1 without definition shall have the respective meanings assigned to them in the Original 13D.


Item 4.  Purpose of Transaction.

     The Reporting  Persons  acquired the Common Stock for investment  purposes;
accordingly, the Reporting Persons may determine to buy additional shares of Common Stock, or to sell any or all of their shares of Common Stock, at any time.

     The Reporting Persons have believed for some time that the public trading price of the Common Stock does not reflect either the intrinsic or strategic value of HSDC. The Reporting Persons have been major stockholders of HSDC for some period of time and have from time to time had discussions with senior HSDC officers regarding possible transactions that might enhance stockholder value. However, no such discussions have occurred for several months, and HSDC has informed Mr. Caplan (and has reported in its public filings) that HSDC has retained BankBoston Robertson Stephens & Co. ("Robertson Stephens") to represent HSDC in connection with any potential transactions.

     On July 5, 2000, the Reporting Persons wrote to HSDC expressing their dissatisfaction with HSDC's failure to address their concerns and requesting that HSDC (i) announce the activities in progress that HSDC and Robertson Stephens have undertaken; (ii) expand the Board of Directors to include a majority of outside, unaffiliated directors compensated principally by stock options; (iii) better align the interests of the President with those of HSDC's stockholders by increasing the equity portion of his compensation; and (iv) provide to the Reporting Persons complete information concerning the financial arrangements between HSDC and each member of the Board of Directors and their respective affiliates.

     On July 24, 2000, the Reporting Persons wrote a second letter expressing their dismay at the lack of response and on July 31, 2000, counsel to the Reporting Persons advised HSDC that the Reporting Persons have determined that it may be in their best interests to reduce their combined holdings in HSDC and offered HSDC the opportunity to acquire some or all of the shares held by the Reporting Persons.

     In a letter dated August 4, 2000, HSDC's counsel responded to counsel for the Reporting Persons asserting that it would not be appropriate for HSDC to selectively disclose information concerning its efforts with Robertson Stephens and that the Board of Directors would not review the President's compensation arrangements because there was no basis for the Board to conclude that the President has obstructed HSDC's efforts to explore strategic alternatives. HSDC counsel also noted that HSDC was not currently in a position to repurchase shares of Common Stock held by the Reporting Persons.

     After careful consideration of the situation, the Reporting Persons have determined that it is in their best interest at this time to reduce their holdings and, therefore, have begun to sell shares of Common Stock. See Item 5 below. However, the Reporting Persons will continue to evaluate their position and the position and performance of HSDC and may at any time determine to discontinue selling the Common Stock or acquire more Common Stock.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the Common Stock (based upon information set forth in HSDC's most recent Form 10-Q as to the number of outstanding shares of common stock at July 31, 2000) beneficially owned by each Reporting Person is as follows:

                                 No. of Shares             Percentage

         AristaData, Inc.               0                     0.00%

         David R. Caplan             334,000*                 4.94%*

         Maria B. Caplan             334,000                  4.94%

     * Represents 334,000 shares held by Ms. Caplan, with respect to which Mr. Caplan shares dispositive power with Ms. Caplan.

     The Reporting Persons hold as a group, within the meaning of Section 13(d)(3) of the Act, an aggregate of 334,000 shares of Common Stock, which represents 4.94% of the total shares of Common Stock of HSDC issued and outstanding as of July 31, 2000. None of the Reporting Persons has a present right to acquire any other shares of Common Stock.

     (b) Ms. Caplan has sole voting power and shares dispositive power with Mr. Caplan with respect to 334,000 shares of Common Stock.

     (c) During the last sixty (60) days, the transactions involving the Common Stock effected by any Reporting Person over NASDAQ were the purchase of (i) 200 shares of Common Stock by Mr. Caplan at $3.56 per share on June 22, 2000, (ii) 8,500 shares of Common stock by AristaData at a price of $4.06 per share on June 26, 2000 and (iii) an aggregate of 26,600 shares of Common Stock by AristaData at an average price of $3.94 per share in multiple transactions during the period from July 5 through 28, 2000; and the sale on August 15, 2000 of 35,100 shares of Common Stock by AristaData at an average price of $1.61 per share and 2,900 shares of Common Stock by Mr. Caplan at an average price of $1.78 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit II Letter dated July 5, 2000 from AristaData, Inc., David R. Caplan and Maria B. Caplan to the Board of Directors of Health Systems Design Corporation.

         Exhibit III Letter dated July 24, 2000 from AristaData, Inc. to the Board of Directors of Health Systems Design Corporation.

         Exhibit IV Letter dated July 31, 2000 from Edwards & Angell, LLP, counsel to AristaData, Inc., to Health Systems Design Corporation.

         Exhibit V         Letter  dated  August 4, 2000 from  Gibson,  Dunn &
                           Crutcher  LLP,   counsel  to  Health  Systems  Design
                           Corporation, to Edwards & Angell, LLP, counsel to AristaData, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Dated: August 15, 2000                    ARISTADATA, INC.


                                          By:/s/David R. Caplan
                                              ---------------------------------
                                                David R. Caplan, President


                                             /s/David R. Caplan
                                              ---------------------------------
                                                David R. Caplan


                                             /s/Maria B. Caplan
                                              ---------------------------------
                                                Maria B. Caplan

                                   Exhibit II


                        [LETTERHEAD OF ARISTADATA, INC.]


                                                                   July 5, 2000


Board of Directors
Health Systems Design Corporation
1111 Broadway, Suite 1800
Oakland, CA  94607

Attn:  Richard C. Auger, Chairman

Dear Rich:

As you are aware, AristaData, Inc., David R. Caplan and Maria B. Caplan (collectively, the "AristaData Holders") have filed a Schedule 13-D reflecting their collective ownership of more than five percent (5%) or the outstanding stock of Health Systems Design Corporation (the "Company"). As you have been previously advised, the AristaData Holders are disappointed and frustrated with the progress of the Company in restoring the profitability and growth of its business and in pursuing strategic alternatives for enhancing stockholder value.

In due course, we will be making a formal request for a list of the stockholders in order to be in a position to communicate directly with them concerning matters of interest to the stockholders and the progress of the Company in taking actions to enhance stockholder value.

In the meantime, the AristaData Holders request that the Company take the following actions:

     1. The Company should make a public announcement concerning the activities in progress which the Company and its financial advisor, BankBoston Robertson Stephens & Co., have made toward evaluating the Company's strategic alternatives for enhancing stockholder value. It has been over seven months since Robertson Stephens was engaged and no apparent progress has been made on this important objective.

     2. The Company should expand the Board of Directors to include a majority of outside, unaffiliated directors, each of whom would be compensated principally by stock options. The nominees should be persons who have experience in the industry and markets in which the Company participates, as well as with senior management of successful companies and with corporate finance and M&A transactions.

     3. The Company should immediately review its compensation arrangement with its President. Notwithstanding the statements in the Company's Proxy Statement, it does not appear that the compensation arrangement with the President is designed to align the interests of the President with those of the stockholders, since the equity incentive portion of such compensation arrangement is immaterial in relation to the fixed cash compensation portion. In addition, the fixed cash compensation portion seems out of line for a company of the size and with the financial performance of Health Systems Design Corporation. We believe that the implementation, and certainly the continuation, of this arrangement may be a breach of the directors' duties to the Company.

In addition, we would like you to send us copies of all written agreements and a summary of all oral arrangements between the Company and its CEO and his affiliates, as well as the material (comparative data, studies and analyses from compensation consultants, etc.) examined and relied upon by the Compensation Committee in connection with its deliberations concerning the arrangements with the current CEO, as well as minutes of the Compensation Committee meeting at which this matter was considered and discussed.

     4. We are also concerned about other financial arrangements between the Company and members of its Board of Directors and their affiliates. Please provide us with complete information concerning the arrangements with Mackowski & Shepler, including a description of the nature and extent of the services provided during the last fiscal year, as well as any ongoing financial arrangements with Mackowski & Shepler, Matthew Mackowski, Christopher Herron, Catherine Roth and yourself.

We believe that we are speaking on behalf of all of the outside stockholders of the Company in expressing our concerns regarding the Company's recent progress and performance. We trust that the directors will be responsive to these concerns.

                                          Very truly yours,

                                          ARISTADATA, INC.


                                          By:/s/David R. Caplan
                                              ---------------------------------
                                                 David R. Caplan, President


                                              /s/Maria B. Caplan
                                              ---------------------------------
                                                 Maria R. Caplan


                                              /s/David R. Caplan
                                              ---------------------------------
                                                 David R. Caplan

                                   Exhibit III


                        [LETTERHEAD OF ARISTADATA, INC.]


                                                                   July 24, 2000


Board of Directors
Health Systems Design Corporation
1111 Broadway, Suite 1800
Oakland, CA  94607

Attn:  Richard C. Auger, Chairman

Dear Rich:

We are dismayed that we have not yet received a response to our letter dated, July 5, 2000, which requested you to provide certain information to us and for the Board of Directors of Health Systems Design Corporation to take certain actions designed to accelerate the process of enhancing stockholder value.

We believe we are acting in the best interests of the stockholders in pressing for these matters at this critical juncture of HSDC's development and are concerned that the current Board and senior management are not taking the appropriate actions under the circumstances. We are especially frustrated that you have not taken the time to respond to the legitimate questions and concerns of one of HSDC's largest independent stockholders.

We await your response.

                                          Very truly yours,

                                          ARISTADATA, INC.


                                          By:/s/David R. Caplan
                                          --------------------------------------
                                                David R. Caplan, President

                                   Exhibit IV


                      [LETTERHEAD OF EDWARDS & ANGELL, LLP]



July 31, 2000


Health Systems Design Corporation
1111 Broadway, Suite 1800
Oakland, CA  94607
Attn: Arthur M. Southam, M.D., President and CEO

Dear Dr. Southam:

We are counsel for AristaData, Inc., David Caplan and Maria Caplan (the "AristaData Group") in connection with the Group's investment in Health Systems Design Corporation ("HSDC").

It is obvious to the AristaData Group from the lack of response from HSDC to the Group's prior correspondence that you and the Board of Directors are not concerned with the well being of the stockholders.

In light of the unwillingness, and perhaps inability, of management to explain itself properly to the stockholders, the AristaData Group has determined that it may be in their best interests to substantially reduce, if not completely dispose of, their combined holdings in HSDC. If the company is interested in acquiring some or all of these shares, you should have the company's counsel contact me.

While the AristaData Group has not made a definitive decision on the matter, the Group is likely to decide upon a definitive course of action in the next couple of days. If so, the Group will commence selling promptly, with a suitable amendment to its Schedule 13-D.

We look forward to hearing from you.

                                          Very truly yours,


                                          /s/Jonathan E. Cole
                                          --------------------------------------
                                             Jonathan E. Cole

JEC:lvm
cc: David and Maria Caplan

                                    Exhibit V



                   (LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]

                                 August 4, 2000


VIA FACSIMILE

Jonathan E. Cole
Edwards & Angell LLP
250 Royal Palm Way, Suite 300
Palm Beach, FL  33490

         Re:      Health Systems Design Corp.

Dear Mr. Cole:

     We are counsel to Health Systems Design Corp. ("HSD"). Your letter of July 31 has been referred to us for reply.

     HSD takes strong exception to your assertion that the Board is "not concerned with the well being of the stockholders." To the extent that your client may wish that HSD consummate a strategic merger or other business combination in order to enhance shareholder value, that wish is shared by HSD's Board. Indeed, the Board, will the assistance of outstanding outside professionals, has endeavored for the last several months to accomplish that goal, unfortunately without success. Without discussing confidential information, which the Company cannot do with individual shareholders, it is clear that market conditions have affected the Company's ability to consummate a transaction at this time.

     The prior letter from your client dated July 5 made demands that the Company does not believe are appropriate or constructive. In particular, it is not appropriate for the Company to make selective disclosure of information about its continuing efforts with Robertson Stephens & Co., both because it is premature and because it would possibly jeopardize on-going discussions. Similarly, there is no basis for the Board to conclude that the Company's President has in any way attempted to obstruct the Company's efforts to explore strategic alternatives, and therefore there is no basis for the Board to revisit his compensation arrangements. As for your client's other demands, they do not appear to set forth a proper purpose for the Company to provide the documents and information requested.

     We regret your client's decision to commence selling its holdings. We are not in a position to re-purchase your client's shares at this time. While we do not require a reply to this letter, please direct any future correspondence to the undersigned.

                                          Very truly yours,


                                          /s/Jonathan C. Dickey
                                          --------------------------------------
                                             Jonathan C. Dickey